Strategic Partners Mutual Funds, Inc.
For the period ended 04/30/06
File number 811-08085


SUB-ITEM 77D
Policies With Respect to Security Investment


STRATEGIC PARTNERS MUTUAL FUNDS, INC.

Supplement dated June 16, 2006 to the Prospectus and
Statement of Additional Information (SAI) dated February 27,
2006

The following sets out changes to the Prospectus and SAI of Strategic Partners Mutual Funds, Inc. ("Company"), described below.

I. Strategic Partners High Yield Bond Fund

Effective on or about June 16, 2006, Pacific Investment Management Company LLC ("PIMCO") is the sole Sub-Advisor to the Strategic Partners High Yield Bond Fund. Previously, PIMCO had been co-Sub-Advisor to the Fund with Goldman Sachs Asset Management, L.P. ("GSAM"). All text referring to "Sub-Advisor", beyond historical data, is hereby considered to refer to PIMCO alone.


A.   Changes to Prospectus

1. The following sentence is added to the end of the first paragraph in the section of the Prospectus titled " STRATEGIC
PARTNERS HIGH YIELD BOND FUND Principal Investment Policies and Risks " on page 72:

The Fund may also invest in other debt securities such as structured notes, hybrid instruments (up to 5% of assets), delayed funding loans and revolving credit facilities, event linked bonds and inflation-indexed bonds.


B.   Changes to SAI

1. The following replaces the first and second paragraphs of the section in the SAI titled " STRATEGIC PARTNERS HIGH YIELD
BOND FUND:  Investment Policies: " on page B-62:

The Fund is appropriate for investors who seek a high level of current income and who also may wish to consider the potential for capital appreciation. A number of investment strategies are used to seek to achieve the Fund's investment objective, including market sector selection, determination of yield curve exposure and issuer selection. In addition, the Sub-Advisor will attempt to take advantage of pricing inefficiencies in the fixed-income markets. The Sub-advisor starts the investment process with economic analysis to determine broad growth trends, industry-specific events and market forecasts. The market value of non-investment grade fixed-income securities tends to reflect individual developments within a company to a greater extent than higher rated corporate debt or Treasury bonds that react primarily to fluctuations in interest rates. Therefore, determining the creditworthiness of issuers is critical. Fund managers may review the opinions of the two largest independent credit rating agencies, Standard & Poor's and Moody's. The Fund's managers and credit analysts also conduct their own in-depth analysis of the issues considered for inclusion in the Fund. The Fund managers and credit analysts evaluate such factors as a company's competitive position, the strength of its balance sheet, its ability to withstand economic downturns and its potential to generate ample cash flow to service its debt. The ability to analyze accurately a company's future cash flow by correctly anticipating the impact of economic, industry-wide and specific events is critical to successful high yield investing. The Sub Advisor's goal is to identify companies with the potential to strengthen their balance sheets by increasing their earnings, reducing their debt or effecting a turnaround. The Sub-Advisor will analyze trends in a company's debt picture (i.e., the level of its interest coverage) as well as new developments in its capital structure on an ongoing basis.

The Fund is diversified among different sectors and industries on a global basis in an effort to reduce overall risk. While the Sub Advisor will avoid excessive concentration in any one industry, the Fund's specific industry weightings are the result of individual security selection. Emerging market debt considered for the Fund will be selected by specialists knowledgeable about the political and economic structure of those economies.


2.  The following is added after the section in the SAI titled "
STRATEGIC PARTNERS HIGH YIELD BOND FUND:  Investment Policies:
 Loan Participations." On page B-69:

Delayed Funding Loans and Revolving Credit Facilities

The Fund may enter into, or acquire participations in, delayed funding loans and revolving credit facilities. Delayed funding loans and revolving credit facilities are borrowing arrangements in which the lender agrees to make loans up to a maximum amount upon demand by the borrower during a specified term. A revolving credit facility differs from a delayed funding loan in that as the borrower repays the loan, an amount equal to the repayment may be borrowed again during the term of the revolving credit facility. Delayed funding loans and revolving credit facilities usually provide for floating or variable rates of interest. These commitments may have the effect of requiring the Fund to increase its investment in a company at a time when it might not otherwise decide to do so (including at a time when the company's financial condition makes it unlikely that such amounts will be repaid). To the extent that the Fund is committed to advance additional funds, it will at all times segregate or "earmark" assets, determined to be liquid by the Sub-Advisor in accordance with procedures established by the Board of Trustees, in an amount sufficient to meet such commitments.

The Fund may invest in delayed funding loans and revolving credit facilities with credit quality comparable to that of issuers of its securities investments. Delayed funding loans and revolving credit facilities may be subject to restrictions on transfer, and only limited opportunities may exist to resell such instruments. As a result, the Fund may be unable to sell such investments at an opportune time or may have to resell them at less than fair market value. The Fund currently intends to treat delayed funding loans and revolving credit facilities for which there is no readily available market as illiquid for purposes of the Fund's limitation on illiquid investments. For a further discussion of the risks involved in investing in Loan Participations and other forms of direct indebtedness see "Loan Participations." Participation interests in revolving credit facilities will be subject to the limitations discussed in "Loan Participations." Delayed funding loans and revolving credit facilities are considered to be debt obligations for purposes of the Trust's investment restriction relating to the lending of funds or assets by the Fund.

3.  The following is added to the section in the SAI titled "
STRATEGIC PARTNERS HIGH YIELD BOND FUND: - Investment Policies:
 Commercial Paper and Other Short-Term Commercial Obligations " on page B-70 as a new second paragraph:

Structured Notes . Structured notes are derivative debt securities, the interest rate or principal of which is determined by an unrelated indicator. Indexed securities include structured notes as well as securities other than debt securities, the interest rate or principal of which is determined by an unrelated indicator. Indexed securities may include a multiplier that multiplies the indexed element by a specified factor and, therefore, the value of such securities may be very volatile. The terms of the structured and indexed securities may provide that in certain circumstances no principal is due at maturity and therefore, may result in a loss of invested capital. Structured and indexed securities may be positively or negatively indexed, so that appreciation of the reference may produce an increase or a decrease in the interest rate or the value of the structured or indexed security at maturity may be calculated as a specified multiple of the change in the value of the reference; therefore, the value of such security may be very volatile. Structured and indexed securities may entail a greater degree of market risk than other types of debt securities because the investor bears the risk of the reference. Structured or indexed securities may also be more volatile, less liquid, and more difficult to accurately price than less complex securities or more traditional debt securities. To the extent the Fund invests in these securities, however, the Sub-Advisor will analyze these securities in its overall assessment of the effective duration of the Fund's portfolio in an effort to monitor the Fund's interest rate risk.

4. The following is added immediately preceding the section in the SAI titled " STRATEGIC PARTNERS HIGH YIELD BOND FUND:
Investment Policies: - Interest Rate Swaps, Mortgage Swaps, Credit Swaps, Total Return Swaps, Options on Swaps and Interest Rate Caps, Floors and Collars." On page B-79:

Hybrid Instruments

A hybrid instrument is a type of potentially high-risk derivative that combines a traditional stock, bond, or commodity with an option or forward contract. Generally, the principal amount, amount payable upon maturity or redemption, or interest rate of a hybrid is tied (positively or negatively) to the price of some commodity, currency or securities index or another interest rate or some other economic factor (each a "benchmark"). The interest rate or (unlike most fixed income securities) the principal amount payable at maturity of a hybrid security may be increased or decreased, depending on changes in the value of the benchmark. An example of a hybrid could be a bond issued by an oil company that pays a small base level of interest with additional interest that accrues in correlation to the extent to which oil prices exceed a certain predetermined level. Such an hybrid instrument would be a combination of a bond and a call option on oil.
Hybrids can be used as an efficient means of pursuing a variety of investment goals, including currency hedging, duration management, and increased total return. Hybrids may not bear interest or pay dividends. The value of a hybrid or its interest rate may be a multiple of a benchmark and, as a result, may be leveraged and move (up or down) more steeply and rapidly than the benchmark. These benchmarks may be sensitive to economic and political events, such as commodity shortages and currency devaluations, which cannot be readily foreseen by the purchaser of a hybrid. Under certain conditions, the redemption value of a hybrid could be zero. Thus, an investment in a hybrid may entail significant market risks that are not associated with a similar investment in a traditional, U.S. dollar-denominated bond that has a fixed principal amount and pays a fixed rate or floating rate of interest. The purchase of hybrids also exposes the Fund to the credit risk of the issuer of the hybrids. These risks may cause significant fluctuations in the net asset value of the Fund. The Fund will not invest more than 5% of its total assets in hybrid instruments.

Certain hybrid instruments may provide exposure to the commodities markets. These are derivative securities with one or more commodity-linked components that have payment features similar to commodity futures contracts, commodity options, or similar instruments. Commodity-linked hybrid instruments may be either equity or debt securities, and are considered hybrid instruments because they have both security and commodity-like characteristics. A portion of the value of these instruments may be derived from the value of a commodity, futures contract, index or other economic variable. The Fund will only invest in commodity-linked hybrid instruments that qualify under applicable rules of the CFTC for an exemption from the provisions of the CEA.

Certain issuers of structured products such as hybrid instruments may be deemed to be investment companies as defined in the 1940 Act. As a result, the Fund's investments in these products may be subject to limits applicable to investments in investment companies and may be subject to restrictions contained in the 1940 Act.

Event-Linked Exposure

The Fund may obtain event-linked exposure by investing in "event-linked bonds" Event-linked exposure results in gains that typically are contingent on the non-occurrence of a specific "trigger" event, such as a hurricane, earthquake, or other physical or weather-related phenomena. Some event-linked bonds are commonly referred to as "catastrophe bonds." They may be issued by government agencies, insurance companies, reinsurers, special purpose corporations or other on-shore or off-shore entities (such special purpose entities are created to accomplish a narrow and well-defined objective, such as the issuance of a note in connection with a reinsurance transaction). If a trigger event causes losses exceeding a specific amount in the geographic region and time period specified in a bond, the Fund, when investing in the bond, may lose a portion or all of its principal invested in the bond. If no trigger event occurs, the Fund will recover its principal plus interest. For some event-linked bonds, the trigger event or losses may be based on company-wide losses, index-portfolio losses, industry indices, or readings of scientific instruments rather than specified actual losses. Often the event-linked bonds provide for extensions of maturity that are mandatory, or optional at the discretion of the issuer, in order to process and audit loss claims in those cases where a trigger event has, or possibly has, occurred. An extension of maturity may increase volatility. In addition to the specified trigger events, event-linked bonds may also expose the Fund to certain unanticipated risks including but not limited to issuer risk, credit risk, counterparty risk, adverse regulatory or jurisdictional interpretations, and adverse tax consequences.

Event-linked bonds are a relatively new type of financial instrument. As such, there is no significant trading history of these securities, and there can be no assurance that a liquid market in these instruments will develop. See "Illiquid Securities" below. Lack of a liquid market may impose the risk of higher transaction costs and the possibility that the Fund may be forced to liquidate positions when it would not be advantageous to do so. Event-linked bonds are typically rated, and the Fund will only invest in catastrophe bonds that meet the credit quality requirements for the Fund.

Inflation-Indexed Bonds

Inflation-indexed bonds are fixed income securities whose principal value is periodically adjusted according to the rate of inflation. Two structures are common. The U.S. Treasury and some other issuers use a structure that accrues inflation into the principal value of the bond. Most other issuers pay out the CPI accruals as part of a semiannual coupon.

Inflation-indexed securities issued by the U.S. Treasury have maturities of five, ten or thirty years, although it is possible that securities with other maturities will be issued in the future. The U.S. Treasury securities pay interest on a semi-annual basis, equal to a fixed percentage of the inflation-adjusted principal amount. For example, if the Fund purchased an inflation-indexed bond with a par value of $1,000 and a 3% real rate of return coupon (payable 1.5% semi-annually), and inflation over the first six months were 1%, the mid-year par value of the bond would be $1,010 and the first semi-annual interest payment would be $15.15 ($1,010 times 1.5%). If inflation during the second half of the year resulted in the whole years' inflation equaling 3%, the end-of-year par value of the bond would be $1,030 and the second semi-annual interest payment would be $15.45 ($1,030 times 1.5%).

If the periodic adjustment rate measuring inflation falls, the principal value of inflation-indexed bonds will be adjusted downward, and consequently the interest payable on these securities (calculated with respect to a smaller principal amount) will be reduced. Repayment of the original bond principal upon maturity (as adjusted for inflation) is guaranteed in the case of U.S. Treasury inflation-indexed bonds, even during a period of deflation. However, the current market value of the bonds is not guaranteed, and will fluctuate. The Fund may also invest in other inflation related bonds which may or may not provide a similar guarantee. If a guarantee of principal is not provided, the adjusted principal value of the bond repaid at maturity may be less than the original principal.

The value of inflation-indexed bonds is expected to change in response to changes in real interest rates. Real interest rates in turn are tied to the relationship between nominal interest rates and the rate of inflation. Therefore, if inflation were to rise at a faster rate than nominal interest rates, real interest rates might decline, leading to an increase in value of inflation-indexed bonds. In contrast, if nominal interest rates increased at a faster rate than inflation, real interest rates might rise, leading to a decrease in value of inflation-indexed bonds.

While these securities are expected to be protected from long-term inflationary trends, short-term increases in inflation may lead to a decline in value. If interest rates rise due to reasons other than inflation (for example, due to changes in currency exchange rates), investors in these securities may not be protected to the extent that the increase is not reflected in the bond's inflation measure.

The periodic adjustment of U.S. inflation-indexed bonds is tied to the Consumer Price Index for Urban Consumers ("CPI U"), which is calculated monthly by the U.S. Bureau of Labor Statistics. The CPI-U is a measurement of changes in the cost of living, made up of components such as housing, food, transportation and energy. Inflation-indexed bonds issued by a foreign government are generally adjusted to reflect a comparable inflation index, calculated by that government. There can be no assurance that the CPI-U or any foreign inflation index will accurately measure the real rate of inflation in the prices of goods and services. Moreover, there can be no assurance that the rate of inflation in a foreign country will be correlated to the rate of inflation in the United States.

Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income, even though investors do not receive their principal until maturity.

II. Fund Expenses

1. Footnote number 6 to the Expense Information Table that appears on page 39 of the Prospectus is deleted and replaced with the following:


6 The Funds' investment manager has contractually agreed to reimburse and/or waive fees for each Fund through February 28, 2007 so that each Fund's operating expenses, exclusive of taxes, interest, brokerage commissions, distribution fees and extraordinary expenses, do not exceed specified percentages of the Fund's average net assets as follows:
Strategic Partners International Growth Fund 1.60%; Strategic Partners Small-Cap Growth Fund (formerly known as Strategic Partners Managed Small-Cap Growth Fund) 1.30%; Strategic Partners Strategic Partners Mid-Cap Growth Fund 1.40%; Strategic Partners Mid-Cap Value Fund (formerly known as Strategic Partners Relative Value Fund) 1.35%;
Strategic Partners Technology Fund 1.40%; Strategic Partners Managed OTC Fund 1.25%; Strategic Partners
Capital Growth Fund 1.30%; Strategic Partners Concentrated Growth Fund 1.25%; Strategic Partners Core Value Fund 1.20%; Strategic Partners Large Cap Core Fund 1.00%; Strategic Partners Equity Income Fund 1.15%; Strategic Partners Balanced Fund 1.15%; Strategic Partners High
Yield Bond Fund  1.00%; Strategic Partners Money Market
Fund  1.00%.

The Investment Manager has contractually undertaken through February 28, 2007 to waive 0.10% of the Money Market Fund's annual management fee, 0.05% of the Strategic Partners
International Growth Fund's annual management fee and 0.10% of the Strategic Partners Small Cap Growth Fund's annual management fee.

2.  The following replaces the portion of the Expense
Information Tables on pages 40 and 42 of the Prospectus pertaining to the Strategic Partners Small Cap Growth Fund:
Costs to shareholder assuming full redemption at the end of period being measured:

Strategic Partners Small-Cap Growth Fund (formerly known as
Strategic Partners Managed Small-Cap Growth Fund)

             1 YEAR     3 YEARS       5 YEARS      10 YEARS
Class A       $699      $1,249        $1,824       $3,378
Class B       $733      $1,253        $1,795       $3,421
Class M       $833      $1,353        $1,895       $3,495
Class X       $833      $1,353        $1,995       $3,653
Class C       $333        $953        $1,695       $3,653
Class L       $747      $1,333        $1,943       $3,581

Costs to shareholder assuming no redemption at the end of the period being measured:

Strategic Partners Small-Cap Growth Fund (formerly known as
Strategic Partners Managed Small-Cap Growth Fund)

            1 YEAR      3 YEARS      5 YEARS       10 YEARS
Class A      $699       $1,249       $1,824         $3,378
Class B      $233         $953       $1,695         $3,421
Class M      $233         $953       $1,695         $3,495
Class X      $233         $953       $1,695         $3,653
Class C      $233         $953       $1,695         $3,653
Class L      $747       $1,333       $1,943         $3,581